Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

Press Release

NOVA Chemicals and PFB Corporation terminate letter of intent for acquisition of NOVA Chemicals' Performance Styrenics business

Calgary, Alberta (November 16, 2012) - NOVA Chemicals Corporation (“NOVA Chemicals”) announced today that it and PFB Corporation (“PFB”) mutually agreed to terminate their letter of intent for PFB to acquire NOVA Chemicals' Performance Styrenics business.

NOVA Chemicals will retain and continue to operate its Performance Styrenics business, which includes its expandable polystyrene and ARCEL® resin products.

It had become apparent to both NOVA Chemicals and PFB that PFB would be unable to complete certain steps necessary to consummate its planned expansion of PFB's vertically integrated, construction materials focused products offering in the United States. As a result, both parties decided to terminate the letter of intent.

“We are disappointed that this transaction with PFB was not successful, but will move forward, focusing on performance and continuous improvement for the Performance Styrenics business,” stated Randy Woelfel, CEO, NOVA Chemicals.

About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of the International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

NOVA Chemicals
Pace Markowitz
Director, Communications
412.490.4952
markowp@novachem.com

is a registered trademark of NOVA Brands Ltd.; authorized use.
ARCEL® is a registered trademark of NOVA Chemicals Inc. Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward Looking Information: This news release contains forward-looking information regarding the termination of the letter of intent for PFB Corporation to acquire NOVA Chemicals' Performance Styrenics business, including statements regarding NOVA Chemicals plans to move forward, focusing on performance and continuous improvement for its Performance Styrenics business. By its nature, forward-looking information involves assumptions, known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking information. Some of the risks, uncertainties and other factors that could negatively affect the reliability of the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions' reports of NOVA Chemicals. NOVA Chemicals' forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.